END FUEL CORP.

18775 SW 27th Court

Miramar, FL 33029

Tel: (786) 487-9367

January 6, 2011

'CORRESP'

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jonathan Groff Attorney-Adviser Division of Corporate Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	End Fuel Corp. (the "Company") Registration Statement on Form S-1 File No. 333-170016

Ladies and Gentlemen:

The Company hereby requests acceleration of the effective date of the above-captioned Registration Statement to Wednesday, January 12, 2011 at 5pm, Eastern time, or as soon thereafter as is practicable.

The undersigned registrant acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned also acknowledges to the staff the Company's awareness of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they related to the proposed public offering of the securities specified in the above-captioned Registration Statement.

Very truly yours,

/s/ Alfred Fernandez

President